Morgan, Lewis & Bockius llp 3000 El Camino Real, Suite 700 Palo Alto, California 94306 Tel. 650.843-4000 Fax: 650.843-4001 www.morganlewis.com
Thomas W. Kellerman
650-843-7550
tkellerman@morganlewis.com

October 31, 2005

Via EDGAR Transmission and Facsimile
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Ms. Margaret Fitzgerald

Re:	Penson Worldwide, Inc. Registration Statement on Form S-1 Filed August 10, 2005 File No. 333-127385
Dear Ms. Fitzgerald:
We are writing on behalf of Penson Worldwide, Inc. (the “Company”), in response to the letter of comments from the Staff of the Securities and Exchange Commission to the Company dated October 12, 2005 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1, File No. 333-127385 (the “Registration Statement”). The Company filed Amendment No. 4 and provided a response to the Comment Letter on October 19, 2005, and is providing this additional information on a supplemental basis, as requested by the Staff.
On Friday, October 21, 2005, the Company received from its Underwriters their current valuation of the Company and their indicated price range for the cover of the Company’s Form S-1 Prospectus. While a reverse stock split was also proposed, the proposed pre-split price range was $4.33 to $5.00 per share. The mid-point of this range is $4.67 per share.
The Staff has requested that the Company comment on the stock issuances during 2003 and 2004 in light of the current price range. The previous response to Comment Number 29 is still applicable and should be reviewed in connection with this analysis. The discussion below supplements the previous response.

Securities and Exchange Commission
October 31, 2005

Background
Throughout its ten year operating history, the Company has been capital constrained in its regulated businesses. The practical effect of this has been to limit the Company’s growth to the level that could be supported by its existing capital at any given point in time, plus earnings and less any repayments required by its lenders. The Company’s lack of available regulatory capital prevented it from growing the portions of its businesses where the need for significant additional regulatory capital came into play. The primary impact of the capital limitation was to limit the interest-earning balances that the Company was able to carry. Between 2002 and 2003, interest income grew by 16% even though the Company was significantly capital constrained during this period. The issuance of the Company’s convertible debt in mid-2003 was critical to achieving even this modest growth. The purchase of Nexa and the need for significant staff expansion for that business occurred in April 2004. Additional business opportunities became available to the Company during the second quarter of 2004 that required the Company to increase its capital. For these reasons, the Company decided to issue the Series A Preferred Stock.
Once the proceeds from the Series A Preferred Stock were received in June and September 2004, the Company was able to both grow its balances of interest-earning assets, as well as fund the rapid expansion of its Nexa technology business. The results of this capital being deployed are evident: Interest income grew from $9.5 million in the second quarter of 2004 to $21.7 million in the third quarter of 2005, an increase of 128%. Technology revenues grew from $.8 million to $3.2 million, an increase of 295%. A great deal of the current value of the Company has been achieved in the period since the issuance of the Series A Preferred Stock.
Securities Issuances
The stock issuances in 2003 were priced at a level that equals 29% of the mid-point of the current price range. However, these issuances were made two years ago when, as described above, the Company’s business was at a much lower level than it is today. As noted above, the Company was very capital constrained and, as a result, was prevented from achieving significant growth. The Company had a difficult time attracting even the modest $1.4 million ultimately raised from existing shareholders, due to its then limited growth prospects.
The convertible debt financing in 2003 was placed with a third party customer that was not previously a shareholder, and with certain existing shareholders and employees of the Company. The terms were established based on what the Board in good faith believed was required to attract the necessary capital. These terms included a 50% conversion premium over the price of the 2003 common stock issuances, which the Board determined was reasonable under the circumstances prevailing at that time and was consistent with investment terms in private financing transactions generally. The as-converted price equates to 43% of the mid-point of the current price range. This

Securities and Exchange Commission
October 31, 2005

financing was completed 28 months ago. While this capital did allow the Company to continue its then existing business in a prudent manner, it was insufficient to permit the Company to significantly enhance the Company’s growth prospects.
During 2004, the first quarter was the strongest quarter in the equities market in several years. However, this cyclical strength did not follow through in the second quarter. As described above, the Company purchased the Nexa Technologies business and added it to its existing technologies business. This created a need for additional cash to fund the hoped-for growth that this business represented. Without the additional capital that ultimately came from the proceeds of the Series A Preferred Stock offering, the revenues from Nexa would have been much smaller as the Company would have needed to grow the business more slowly. The Board determined that the fair value of the Company just before the sale of the Series A Preferred Stock is equal to 50% of the mid-point of the current price range. This had increased from 2003 due to the good first quarter of 2004 and because of the improved business prospects of the Nexa business that had been acquired and expanded by the Company.
The Series A Preferred Stock was sold to a third party with no previous affiliation with the Company in a negotiated transaction. The conversion premium was 67% over the fair value of the stock at that time, as determined by the Board of Directors. This as-converted price is equal to 84% of the mid-point of the current price range. As noted above, the majority of the increase in value of the Company between 2003 and today has occurred since the additional capital obtained from the proceeds of the Series A Preferred Stock has been deployed in the business.
The final stock issuance to an employee occurred 16 months ago, after the Series A Preferred Stock transaction had been finalized and approximately one-half of the funding had taken place. This issuance was priced at a level that equals 66% of the mid-point of the current price range, but occurred a year ago. It should be noted that the employee paid for these shares in full, and this was not simply the issuance of a stock option. The Company had no plans to consider a public offering at that time, so a private-company valuation was still appropriate.
*****

Securities and Exchange Commission
October 31, 2005

Please contact the undersigned at (650) 843-7550 with any questions regarding the foregoing.

Very truly yours, Morgan, Lewis & Bockius LLP
By:	/s/ THOMAS W. KELLERMAN
Name: Thomas W. Kellerman